

Mail Stop 4720

October 21, 2016

Mr. Alexander Saverys
Chief Executive Officer and President
Hunter Maritime Acquisition Corp.
c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands MH96960

> **Re:** **Hunter Maritime Acquisition Corp.**
> **Registration Statement on Form F-1**
> **Filed October 11, 2016**
> **File No. 333-214058**

Dear Mr. Saverys:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2016 letter.

Description of Securities

Limitation on Liability and Indemnification of Directors and Officers, page 157

1. We note your response to comment 10. Please explain why you do not believe that the elimination of personal liability for your directors and officers, coupled with director and officer liability insurance, would discourage shareholders from bringing lawsuits against them for breach of fiduciary duty. In the alternative, please revise your disclosure to reinstate the deleted disclosure on pages 41 and 157. Finally, please include a risk factor addressing the same.

Exhibits

2. We note that the exhibit index includes many "form of" agreements and documents. Please advise us if you do not intend to file final, executed exhibits prior to the effectiveness of the registration statement.

3. We note that you intend to change your corporate domicile from the Marshall Islands to Belgium and you have agreed with your sponsor not to complete the initial business combination without obtaining shareholder approval to make such change. In addition, we note your disclosure that your sponsor and members of your management team have indicated their intention to approve the change in domicile as well as your disclosure on page 169 that the change of domicile will not give rise to any tax consequences to investors. Please provide an opinion from Belgian counsel opining that the change of domicile from the Republic of the Marshall Islands to Belgium will not give rise to any tax consequences to investors or explain to us in detail why such opinion is not required under Item 601(b)(8) of Regulation S-K. Please refer to Section III of Staff Legal Bulletin No. 19 for additional guidance.

Exhibit 5.1 – Legal Opinion

4. We note that in paragraph (3) on page 3 counsel opines that the common shares for which the warrants are exercisable will be validly issued, fully paid and non-assessable. Your disclosure in the registration statement indicates that such shares are not being registered in this transaction and as such, it is unclear why counsel has opined upon their legality at this time. To the extent you intend to include these shares in this transaction, please revise your registration statement accordingly. Alternatively, please have counsel revise to remove these shares from the opinion or explain to us why it is necessary to include them.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Gary Wolfe, Esq.